SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 10, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated June 10, 2005 re. France Telecom and Sonaecom strengthen their partnership in Portugal.

Paris, June 10, 2005

France Telecom and Sonaecom strengthen their partnership in Portugal

•	France Telecom and Sonaecom have concluded a strategic partnership agreement for fixed and mobile activities

•	France Telecom has acquired an interest in Sonaecom in exchange for its stakes in Optimus, Novis and Clix

•	Sonaecom will benefit from France Telecom’s experience as an integrated operator

France Telecom has signed a strategic partnership agreement yesterday with the Portuguese company Sonaecom with a view to ramping up their cooperation that began in 1998. Initially concluded for three years, this agreement will enable Sonaecom to access some of the France Telecom Group’s programs (international mobile services, mobile multimedia content and terminals), while allowing France Telecom to harness its service platforms and seamlessly extend its international mobile services. Furthermore, Sonaecom and France Telecom are planning to develop their cooperation on domestic networks and international traffic.

There are also plans to scale up this cooperation to include other programs on all fixed, mobile and internet service lines, such as on convergent services.

At the same time as setting up this strategic partnership, France Telecom is selling its 43.33% minority interest in Novis (fixed telephony) and Clix (internet) and its 20.18% stake in Optimus (Portugal’s 3rd biggest mobile operator) to Sonaecom, a subsidiary holding the interests of the Portuguese group Sonae SGSPS in the telecommunications field. In exchange, France Telecom has acquired 23.70% of Sonaecom’s capital, making it the second biggest shareholder in Sonaecom after Sonae SGSPS.

The restructuring of France Telecom’s shareholding within the Sonaecom Group and the implementation of this strategic partnership will enable Sonaecom to further strengthen its integrated operator policy, drawing on the experience of France Telecom in this sector.

About France Telecom

France Telecom is one of the world’s leading telecommunications carriers, with more than 126 million customers on the five continents (220 countries and territories) at March 31, 2005 and consolidated revenues of 46.16 billion euros for 2004 (under IFRS GAAP). For the Q1 2005, consolidated revenues totaled 11.62 billion euros (under IFRS GAAP). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 10, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information